Room 4561
						August 5, 2005



Mr. Martin Wade III
Chief Executive Officer
International Microcomputer Software, Inc.
100 Rowland Way
Suite 300
Novato, CA 94945

Re:	International Microcomputer Software, Inc.
	Form 10-KSB for Fiscal Year Ended June 30, 2004
	Filed September 13, 2004
	Form 8-K filed July 7, 2005
	File No. 000-15949


Dear Mr. Wade:

      We have reviewed your response letter dated July 18, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended June 30, 2004

Note 1 - Summary of Significant Accounting Policies

Marketable Securities, page 39

1. Your response to prior comment number 4 indicates that you did not have any investments classified as available-for-sale as of June 30,
2004 and 2003. However, you disclose that "we classify all of our marketable securities as available-for-sale" on page 39 of your Form
10-KSB. Please explain this inconsistency to us. In addition, explain to us how you considered the guidance in paragraph 118 of SFAS 115 that requires cash flows related to trading securities to be classified as operating within your statements of cash flows.

2. Your response to prior comment number 4 also indicates that you classified the shares of Jupitermedia held in escrow from the sale of
ArtToday as trading securities. Please explain to us how these escrow securities were used with the objective of generating profits on short-term differences in price and further explain why you believe these securities have all of the characteristics of trading securities.

Note 2 - Discontinued operations

Sale of Keynomics, page 43

3. We have read your response to prior comment number 6 and note that it appears that you did not address whether you have eliminated the cash flows related to Keynomics as required under paragraph 42 of SFAS 144. Please explain to us how you have concluded that the cash flows have been eliminated considering the existence of the license agreement.

Form 8-K filed July 7, 2005

4. Please explain to us how you considered providing pro forma financial information reflecting your disposition of Allume in accordance with Item 9.01(b) of Item 8-K.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Martin Wade
International Microcomputer Software, Inc.
August 5, 2005
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